SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 - 13º
20071-003 Rio de Janeiro - RJ
Tel.: (21) 2224-2112
Fax: (21) 2507-8487

MINUTES OF THE SIX HUNDRED AND FOURTH
MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

We, hereby, certify that the Board of Directors of Centrais Elétricas Brasileiras S.A –ELETROBRÁS, held a meeting at the Company’s office at Av. Presidente Vargas, 409 – 13th floor, Rio de Janeiro – RJ, on July 10, 2009, at 11 a.m. The chairman who assumed the works was the Counselor JOSÉ ANTONIO MUNIZ LOPES, and the following members were present: WAGNER BITTENCOURT DE OLIVEIRA, MIRIAM APARECIDA BELCHIOR, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA. The Chairman MÁRCIO PEREIRA ZIMMERMANN and the Counselors LUIZ SOARERS DULCI and JOSÉ ANTONIO CORREIA COIMBRA, were absent, with justification. The Counselor JOSÉ ANTONIO MUNIZ LOPES started the meeting informing to the Board about letter of resignation from the Board of Directors of the former counselor Carlos Alberto Leite Barbosa, dated of July 01, 2009, as following transcribed: “Mr. Doctor Márcio Pereira Zimmermann, Chairman of the Board of Directors. Mr. President, I have the honor to direct myself to you to request my resignation from the Eletrobrás Board of Directors due to personal and professional motives which impede me of attending the Board of Directors works as I would like to and as my duty must be. Therefore, I transmit to the Counselors, Directors and partners of Eletrobrás my gratitude for the attention given to me. In the same way, I would like to register the high technical level and the dedication of everybody to the projects of development of our country, where the electric energy is one of its pillars. I would like to take the opportunity to present my thankfulness to all of you. Yours Sincerely. Carlos Alberto Leite Barbosa." The Counselor JOSÉ ANTONIO MUNIZ LOPES informed that the substitution procedures are already been taken by the Minister of Mines and Energy. The other deliberations of this meeting were omitted from this minutes as they are Society business, legitimate care, supported by the duty of secrecy of the Administration, in accordance to the “caption of the Article 155 of Law nº 6.404”, therefore, placed off the rules held in the sole paragraph of the Article 142 of the mentioned Law.

AFRÂNIO DE ALENCAR MATOS Fº
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.